CapLease, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

(dollars in thousands)	Year ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Net income (loss)	$(21,761)	$(2,261)	$7,249	$5,130	$1,369
Interest expense	97,922	97,036	63,212	32,987	2,768
Less: Interest capitalized during the period Note (A)	–	–	–	(1,589)	–
Portion of rental expense representing interest	216	248	140	39	77
Total earnings	$76,377	$95,023	$70,600	$36,567	$4,214

Fixed Charges:
Interest expense	$97,922	$97,036	$63,212	$31,398	$2,768
Interest capitalized during the period	–	–	–	1,589	–
Portion of rental expense representing interest	216	248	140	39	77
Total	$98,138	$97,284	$63,351	$33,026	$2,845

Ratio of Earnings to Fixed Charges	0.78	0.98	1.11	1.11	1.48

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Year ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Net income (loss)	$(21,761)	$(2,261)	$7,249	$5,130	$1,369
Interest expense	97,922	97,036	63,212	32,987	2,768
Less: Interest capitalized during the period Note (A)	–	–	–	(1,589)	–
Portion of rental expense representing interest	216	248	140	39	77
Total earnings	$76,377	$95,023	$70,600	$36,567	$4,214

Combined Fixed Charges and Preference Dividends:
Interest expense	$97,922	$97,036	$63,212	$31,398	$2,768
Interest capitalized during the period	–	–	–	1,589	–
Portion of rental expense representing interest	216	248	140	39	77
Preferred Stock Dividends	2,844	2,844	2,844	561	–
Total	$100,982	$100,128	$66,195	$33,587	$2,845

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.76	0.95	1.07	1.09	1.48

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.
Only fixed charges that were deducted from income should be added back in the earnings computation.